Issuer Free Writing Prospectus Dated July 30, 2009

Filed Pursuant to Rule 433

Relating to Registration Statement No. 333-159078

Endologix, Inc.

3,900,000 shares

This free writing prospectus relates only to the securities described in, and should be read together with, the prospectus dated June 1, 2009 (the “Prospectus”) included in Endologix, Inc.’s Registration Statement on Form S-3 (Registration No. 333-159078) relating to these securities. The following information supplements and updates the information contained in the Prospectus.

Issuer:	Endologix, Inc.

Nasdaq Global Market symbol:	ELGX

Shares offered by the issuer:	3,900,000 shares

Price to the public:	$4.10 per share

Net proceeds to the issuer:	$14,715,000

Dilution:	As of June 30, 2009, Endologix had a historical net tangible book value of common stock of approximately $0.33 per share. Based on the public offering price of $4.10 per share, if you purchase shares of common stock in this offering, you will incur an immediate dilution in net tangible book value of approximately $3.49 per share, and as a result of the offering, existing stockholders of Endologix will experience an immediate increase in net tangible book value of approximately $0.28 per share.

Trade date:	July 30, 2009

Closing date:	August 4, 2009

CUSIP:	29266S106

Underwriter:	Piper Jaffray & Co.

Endologix filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Endologix has filed with the SEC for more complete information about Endologix and this offering. You may obtain these documents for free by visiting EDGAR or the SEC website at www.sec.gov. Alternatively, a written prospectus and accompanying prospectus supplement related to the offering may be obtained from Piper Jaffray & Co. at 800 Nicollet Mall, Minneapolis, MN 55402, Attention: Equity Capital Markets, or by telephone at (800) 747-3924.

ANY DISCLAIMER OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.